                                Filed Pursuant to Rule 424(b)(2)
                                Registration Nos. 333-104121 and 333-104121-02

PROSPECTUS SUPPLEMENT

(TO PROSPECTUS DATED MARCH 22, 2004)

                             (GLAXOSMITHKLINE LOGO)

                          GLAXOSMITHKLINE CAPITAL INC.

                 $1,500,000,000 4.375% NOTES DUE APRIL 15, 2014

                  $500,000,000 5.375% NOTES DUE APRIL 15, 2034

                    FULLY AND UNCONDITIONALLY GUARANTEED BY

                              GLAXOSMITHKLINE PLC
                             ---------------------

     The 2014 notes will bear interest at a rate of 4.375% per year. We will pay interest on the 2014 notes each April 15 and October 15. We will make the first interest payment on the 2014 notes on October 15, 2004. The 2034 notes will bear interest at a rate of 5.375% per year. We will pay interest on the 2034 notes each April 15 and October 15. We will make the first interest payment on the 2034 notes on October 15, 2004. Unless we redeem the notes earlier, the 2014 notes will mature on April 15, 2014, and the 2034 notes will mature on April 15, 2034. There is no sinking fund for the notes. The notes will rank equally in right of payment with all our other senior, unsecured debt obligations.

     We may redeem some or all of the 2014 notes or the 2034 notes at any time and from time to time at the redemption price determined in the manner described in this prospectus supplement. We may also redeem the notes before their stated maturity at a price equal to 100% of their principal amount plus accrued interest to the redemption date in the event of certain changes in U.K. or U.S. withholding taxes applicable to payments of interest.

     We intend to list the notes on the London Stock Exchange or another recognized stock exchange.
                             ---------------------

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.
                             ---------------------

                                                                     UNDERWRITING      PROCEEDS TO
                                                                     DISCOUNTS AND   GLAXOSMITHKLINE
                                                   PRICE TO PUBLIC    COMMISSIONS     CAPITAL INC.
                                                   ---------------   -------------   ---------------
Per 2014 note...................................      99.238%           0.450%          98.788%
Per 2034 note...................................      98.272%           0.875%          97.397%
Combined Total..................................   $1,979,930,000    $11,125,000     $1,968,805,000

     Interest on the notes will accrue from April 6, 2004, to the date of delivery.

     The underwriters expect to deliver the notes to purchasers on or about April 6, 2004.

                           JOINT BOOKRUNNING MANAGERS

CITIGROUP                              JPMORGAN                  LEHMAN BROTHERS

                               SENIOR CO-MANAGERS

      CREDIT SUISSE FIRST BOSTON                 DEUTSCHE BANK SECURITIES

                                  CO-MANAGERS

ABN AMRO INCORPORATED
                            HSBC
                                      MIZUHO INTERNATIONAL PLC

                                                      THE ROYAL BANK OF SCOTLAND

March 30, 2004

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                              PAGE
                                                              ----
Incorporation of Certain Documents by Reference.............   S-2
Presentation of Financial Information.......................   S-2
Summary.....................................................   S-3
Use of Proceeds.............................................   S-7
Ratios of Earnings to Fixed Charges.........................   S-7
Capitalization..............................................   S-8
Description of the Notes....................................  S-10
Income Tax Considerations...................................  S-13
Underwriting................................................  S-17
Experts.....................................................  S-18

                            PROSPECTUS
About this Prospectus.......................................     2
Where You Can Find More Information.........................     3
Incorporation of Certain Documents by Reference.............     3
Presentation of Financial Information.......................     3
Forward-Looking Statements..................................     4
Use of Proceeds.............................................     5
Ratios of Earnings to Fixed Charges.........................     5
GlaxoSmithKline plc.........................................     5
GlaxoSmithKline Capital Inc.................................     6
GlaxoSmithKline Capital plc.................................     6
Legal Ownership of Debt Securities..........................     6
Description of Debt Securities..............................     8
Income Tax Considerations...................................    18
Plan of Distribution........................................    19
Validity of Securities......................................    20
Experts.....................................................    20
Limitations on Enforcement of U.S. Laws.....................    20

                             ---------------------

     You should rely only on the information provided or incorporated by reference in this prospectus supplement or the accompanying prospectus. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of these documents. We are not making an offer of these securities in any state or jurisdiction where the offer is not permitted.

     The distribution or possession of this prospectus supplement and the accompanying prospectus in or from certain jurisdictions may be restricted by law. You should inform yourself about and observe any such restrictions, and neither we nor any of the underwriters accepts any liability in relation to any such restrictions.

     This document is only being distributed to and is only directed to:

     - persons who are outside the United Kingdom,

     - investment professionals falling within Article 19(5) of the U.K. Financial Services and Markets Act 2000 (Financial Promotion) Order 2001, or

     - high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2) of that Order.

The notes are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire the notes will only be made to, the persons described above. Any person who does not fall within the above categories should not act or rely on this document or any of its contents.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Securities and Exchange Commission, or the SEC, allows us to "incorporate by reference" information contained in documents we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus supplement and the accompanying prospectus.

     We are incorporating by reference our Annual Report on Form 20-F for the fiscal year ended December 31, 2003 (File No. 1-15170). We also incorporate by reference any future annual reports on Form 20-F we file with the SEC under the Securities Exchange Act of 1934, as amended, or the Exchange Act, after the date of this prospectus and prior to the time we sell all of the notes, and any future reports on Form 6-K we furnish to the SEC during such period that are identified in such reports as being incorporated by reference in this prospectus. The information contained in these future filings will automatically update and supersede the information contained in this prospectus supplement and the accompanying prospectus or incorporated by reference to any previously filed document.

     You may request copies of these documents at no cost, by writing or telephoning us at GlaxoSmithKline plc, 980 Great West Road, Brentford, Middlesex TW8 9GS, England, telephone: +44(0)20 8047-5000, Attention: Company Secretary. The documents incorporated by reference are also available through our website at www.gsk.com. We are not incorporating the contents of our website into this prospectus supplement.

                     PRESENTATION OF FINANCIAL INFORMATION

     We present our financial statements in pounds Sterling and in accordance with generally accepted accounting principles in the United Kingdom, or U.K. GAAP. For a discussion of certain significant differences between U.K. GAAP and generally accepted accounting principles in the United States, or U.S. GAAP, as they relate to GlaxoSmithKline, we refer you to Note 36 to our audited consolidated financial statements for the fiscal year ended December 31, 2003, which are included in our Annual Report on Form 20-F and are incorporated by reference into this prospectus supplement and the accompanying prospectus.

     When we refer to "L," we mean pounds Sterling. When we refer to "$," we mean U.S. dollars. Except where noted, all financial information is presented in accordance with U.K. GAAP.

                                    SUMMARY

     This summary highlights selected information from this prospectus supplement, the accompanying prospectus and the documents incorporated by reference and does not contain all of the information that may be important to you. You should carefully read this entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference.

                              GLAXOSMITHKLINE PLC

     We are a major global healthcare company engaged in the creation and discovery, development, manufacture and marketing of pharmaceutical and consumer health-related products. Our two principal operational industry segments are pharmaceuticals (prescription pharmaceuticals and vaccines) and consumer healthcare (over-the-counter medicines, oral care and nutritional healthcare).

     We are a public limited company incorporated under the laws of England and Wales. Our shares are listed on the London Stock Exchange and our American Depositary Shares are listed on the New York Stock Exchange. On December 27, 2000, GlaxoSmithKline plc acquired Glaxo Wellcome plc and SmithKline Beecham plc, both English public limited companies, through a merger of the two companies. Both Glaxo Wellcome and SmithKline Beecham were major global healthcare businesses.

     Our registered head office is in the London area at 980 Great West Road, Brentford, Middlesex TW8 9GS, England, and our telephone number is +44(0)20 8047-5000. We also have operational headquarters in Philadelphia, Pennsylvania and Research Triangle Park, North Carolina and operations in some 117 countries, with products sold in over 130 countries. Our principal research and development facilities are in the United Kingdom, the United States, Japan, Italy and Belgium and our products are currently manufactured in some 38 countries. The major markets for our products are the United States, Japan, the United Kingdom, France, Germany and Italy.

                          GLAXOSMITHKLINE CAPITAL INC.

     GlaxoSmithKline Capital Inc. is a Delaware corporation. It is a wholly-owned subsidiary of GlaxoSmithKline plc, and it exists for the purpose of issuing debt securities, the proceeds of which will be invested by it in marketable securities or advanced to, or otherwise invested in, subsidiaries or affiliates of GlaxoSmithKline plc. The registered offices of GlaxoSmithKline Capital Inc. are located at 1105 North Market Street, Suite 1300, Wilmington, Delaware 19801. Its telephone number is (302) 651-8319.

                                  THE OFFERING

Notes.........................   $1,500,000,000 principal amount of 4.375% Notes
                                 due 2014 (the "2014 notes") and $500,000,000
                                 principal amount of 5.375% Notes due 2034 (the
                                 "2034 notes") (collectively, the "notes").

Issuer........................   GlaxoSmithKline Capital Inc.

Guarantee.....................   GlaxoSmithKline plc will fully and
                                 unconditionally guarantee the payment of principal, interest and additional amounts, if any, payable in respect of the notes.

Denominations.................   The notes will be issued only in book-entry
                                 form, in denominations of $1,000 and integral multiples of $1,000.

Interest rate.................   The 2014 notes will bear interest at a rate of
                                 4.375% annually. The 2034 notes will bear interest at a rate of 5.375% annually.

Interest payment dates........   For the 2014 notes, every April 15 and October
                                 15, commencing October 15, 2004. For the 2034 notes, every April 15, and October 15, commencing October 15, 2004.

Regular record dates for
interest......................   For the 2014 notes, every April 1 and October
                                 1. For the 2034 notes, every April 1, and
                                 October 1.

Calculation of interest.......   Interest will be calculated on the basis of a
                                 360-day year consisting of twelve 30-day months.

Ranking.......................   The notes and the guarantee will rank equally
                                 in right of payment with all other senior, unsecured debt obligations of GlaxoSmithKline
                                 Capital Inc. and GlaxoSmithKline plc,
                                 respectively.

Optional make-whole
redemption....................   The notes will be redeemable at our option, in
                                 whole or in part at any time and from time to time. See "Description of the Notes -- Optional
                                 Make-Whole Redemption" beginning on page S-11 of this prospectus supplement. Upon redemption, we will pay a redemption price equal to the greater of (i) 100% of the principal amount of the notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed together with, in each case, accrued interest to the date of redemption. The present value will be determined by discounting the remaining principal and interest payments to the redemption date on a semi-annual basis
                                 (assuming a 360-day year consisting of twelve
                                 30-day months) using the Treasury Rate (as defined in this prospectus supplement) plus
                                 0.10% in the case of the 2014 notes and plus
                                 0.15% in the case of the 2034 notes. The
                                 "Comparable Treasury Issue" for purpose of the definition contained in "Description of the Notes -- Optional Make-Whole Redemption" will be the U.S. Treasury security selected by the quotation agents as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes.

Payment of additional
amounts.......................   Subject to certain exceptions, if we are
                                 required to withhold or deduct any amount for or on account of any U.K. or U.S. withholding tax from any payment made on the notes, we will pay additional amounts on those payments so that the amount received by noteholders will equal the amount that would have been received if no such taxes had been applicable. See
                                 "Description of Debt
                                 Securities -- Covenants -- Payment of
                                 Additional Amounts" in the accompanying
                                 prospectus.

Tax redemption................   In the event of changes in U.K. or U.S.
                                 withholding taxes applicable to payments of interest, we may redeem the notes in whole (but not in part) at any time, at a price equal to 100% of their principal amount plus accrued interest to the redemption date. See
                                 "Description of Debt Securities -- Optional
                                 Redemption for Tax Reasons" in the accompanying prospectus.

Book-entry issuance,
settlement and clearance......   We will issue the notes as global notes in
                                 book-entry form registered in the name of The
                                 Depository Trust Company, New York, New York, or its nominee. The sale of the notes will settle in immediately available funds through DTC. Investors may hold interests in a global note through organizations that participate, directly or indirectly, in the DTC system.
                                 Those organizations will include the
                                 Clearstream and Euroclear systems in Europe.

Governing law.................   The notes will be governed by the laws of the
                                 State of New York.

Further Issuances.............   We may from time to time, without the consent
                                 of the holders of the notes, create and issue further notes having the same terms and conditions in all respects as the notes being offered hereby, except for the issue date, the issue price and the first payment of interest thereon. Additional 2014 notes issued in this manner will be consolidated with and will form a single series with the 2014 notes being offered hereby. Additional 2034 notes issued in this manner will be consolidated with and will form a single series with the 2034 notes being offered hereby.

Listing.......................   We intend to list the notes on the London Stock
                                 Exchange or another recognized stock exchange.

Use of proceeds...............   We intend to use the net proceeds from the sale
                                 of the notes for general corporate purposes, which may include the repayment of indebtedness from time to time.

Concurrent offering...........   Concurrently with the offering of the notes, we
                                 intend to issue through our wholly-owned subsidiary, GlaxoSmithKline Capital plc,
                                 $500,000,000 of notes that will bear interest at a rate of 2.375% per year, due 2007. The offering of the notes contemplated by this prospectus supplement is not contingent upon the completion of such concurrent offering.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The summary consolidated financial data set forth below have been derived from our audited consolidated financial statements, which have been reported on by PricewaterhouseCoopers LLP. The summary consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements.

     Our financial statements are prepared in accordance with U.K. GAAP. For a discussion of certain significant differences between U.K. GAAP and U.S. GAAP as they relate to us, we refer you to Note 36 to our audited consolidated financial statements for the fiscal year ended December 31, 2003, which are included in our Annual Report on Form 20-F and incorporated by reference into this prospectus supplement and the accompanying prospectus.

     During 2002, we implemented FRS 19 "Deferred Tax" under U.K. GAAP. This FRS requires deferred tax to be accounted for on a full provision basis, rather than a partial provision basis as in 2001 and earlier years. This change has been accounted for as a prior year adjustment for U.K. GAAP purposes and comparative information has been restated as necessary. This change had no impact on U.S. GAAP results.

                                              AS OF AND FOR THE YEAR ENDED DECEMBER 31,
                                  ------------------------------------------------------------------
                                        2003          2003      2002      2001      2000      1999
                                  ----------------   -------   -------   -------   -------   -------
                                    (MILLIONS OF              (MILLIONS OF POUNDS STERLING)
                                  U.S. DOLLARS)(1)
PROFIT AND LOSS STATEMENT DATA:
U.K. GAAP
Sales...........................      $ 38,379       L21,441   L21,212   L20,489   L18,079   L16,796
Trading profit..................        11,680         6,525     5,662     4,697     4,455     3,930
Operating profit................        11,442         6,392     5,551     4,734     4,729     4,343
Profit before taxation..........        11,329         6,329     5,506     4,517     6,029     4,236
Earnings........................         8,026         4,484     3,915     3,053     4,106     3,077
U.S. GAAP
Sales...........................        37,799       L21,117   L21,212   L20,489   L 9,559    L8,490
Net income/(loss)...............         4,332         2,420       413      (143)   (5,228)      913
BALANCE SHEET DATA
U.K. GAAP
Total assets....................      $ 42,915       L23,975   L22,327   L22,343   L21,999   L19,162
Net assets......................        15,152         8,465     7,388     8,252     8,834     6,534
Long-term debt..................         6,535         3,651     3,092     2,108     1,751     1,897
Equity shareholders' funds......        13,819         7,720     6,581     7,390     7,590     5,391
U.S. GAAP
Total assets....................      $100,956       L56,400   L57,671   L61,341   L65,786   L13,901
Net assets......................        62,401        34,861    35,729    40,969    46,239     7,281
Shareholders' equity............        61,068        34,116    34,922    40,107    44,995     7,230

---------------

(1) U.S. dollar amounts provided are translations from the Sterling amounts, solely for the convenience of the reader, at an exchange rate of $1.79 per pound Sterling, the closing exchange rate on December 31, 2003. You should not view such translations as a representation that such Sterling amounts actually represent such U.S. dollar amounts or could be or could have been converted into U.S. dollars at the rates indicated or at any other rate.

                                USE OF PROCEEDS

     We estimate the net proceeds from the sale of the notes to be approximately $1,968 million after deducting underwriting discounts and expenses of the offering. We expect to use the net proceeds for our general corporate purposes, which may include the repayment of indebtedness from time to time. We may also invest the net proceeds in marketable securities as part of our liquidity management process.

                      RATIOS OF EARNINGS TO FIXED CHARGES

     The following table sets forth our consolidated ratios of earnings to fixed charges computed under U.K. GAAP and U.S. GAAP for the periods indicated. Ratios computed under U.S. GAAP are significantly lower than those computed under U.K. GAAP due mainly to differences in accounting treatment of the merger of Glaxo Wellcome plc and SmithKline Beecham plc in 2000. For a description of these differences, see Note 36 to our audited consolidated financial statements for the fiscal year ended December 31, 2003, which are incorporated by reference into this prospectus supplement and the accompanying prospectus.

     Earnings for this purpose have been calculated by (i) adding profit on ordinary activities before taxation (after eliminating our share of profits/losses of joint ventures and associated undertakings) to fixed charges and (ii) subtracting from that total the amount of pre-tax earnings required to pay dividends on outstanding preference shares and the minority interest in pre-tax profit of subsidiaries that have not incurred fixed charges.

     Fixed charges for this purpose consist of (i) interest payable (including in respect of finance leases), (ii) that portion of operating lease rental expense representative of the interest factor (being one-third of such rental expense) and (iii) the amount of pre-tax earnings required to pay dividends on outstanding preference shares.

                                                                  YEAR ENDED DECEMBER 31,
                                                              --------------------------------
                                                              2003   2002   2001   2000   1999
                                                              ----   ----   ----   ----   ----
Ratio of earnings to fixed charges -- U.K. GAAP.............  22.1   19.9   15.1   13.6   11.0
Ratio of earnings to fixed charges -- U.S. GAAP.............  12.1    3.3(1)  1.7    --(2)  5.6

---------------

(1) Reflects the impact of adoption of SFAS 142, "Goodwill and Other Intangible Assets," pursuant to which we ceased amortization of goodwill and indefinite-lived intangible assets beginning January 1, 2002.

(2) Our earnings determined in accordance with U.S. GAAP were insufficient to cover fixed charges by L4.4 billion for the year ended December 31, 2000.

                                 CAPITALIZATION

     The following table sets forth GlaxoSmithKline group's consolidated capitalization (including short-term debt) as of December 31, 2003, on an actual basis and on an as adjusted basis to give effect to the sale of the notes. You should read the information in this table in conjunction with our audited financial statements as of December 31, 2003, and for the years ended December 31, 2003 and 2002, which are incorporated by reference into this prospectus supplement and the accompanying prospectus.

                                                               As of December 31, 2003
                                                              -------------------------
                                                              ACTUAL    AS ADJUSTED(1)
                                                              -------   ---------------
                                                                    (in millions)
Capital and Reserves
  Issued (fully paid) share capital(2)......................  L 1,487       L 1,487
  Share premium account.....................................      264           264
  Other reserves............................................    5,969         5,969
                                                              -------       -------
Shareholders' funds -- equity interests.....................  L 7,720       L 7,720
                                                              =======       =======
Non-equity minority interest
  Preference Shares issued by subsidiaries(3)...............      503           503
Equity minority interests...................................      242           242
Total capital employed......................................    8,465         8,465
                                                              -------       -------
Borrowings(4)(5)
  Notes offered hereby(4)...................................       --        (1,117)
  2.0% to 8.75% Eurobonds 2004-2006.........................     (884)         (884)
  4.875% to 5.25% Sterling Notes 2008-2033..................   (1,472)       (1,472)
  3.25% to 3.375% Euro EMTNs 2008-2009......................   (1,056)       (1,056)
  Floating Rate U.S. Dollar EMTNs 2004......................     (277)         (277)
  7.375% U.S. Dollar MTN 2005...............................      (56)          (56)
  Bank and other loans due after more than one year.........     (289)         (289)
  Short term bank loans, overdrafts and commercial paper....   (1,069)       (1,069)
                                                              -------       -------
                                                              L(5,103)      L(6,220)
                                                              =======       =======

---------------

 (1) The table above does not reflect the intended offering of $500,000,000 in principal amount of 2.375% notes due 2007, to be issued concurrently with this offering by our wholly-owned subsidiary, GlaxoSmithKline Capital plc, and guaranteed by GlaxoSmithKline plc. Assuming the successful completion of such intended offering in the amount of $500,000,000 in principal, the GlaxoSmithKline group's total capitalization as of December 31, 2003 would have been L6,479 million.

 (2) As of December 31, 2003, the authorized and issued share capital of GlaxoSmithKline plc was:

                                                                   AUTHORIZED    ISSUED
                                                                   ----------   ---------
                                                                       (IN THOUSANDS)
     Ordinary Shares of 25p each.................................  10,000,000   5,949,464

 (3) As of December 31, 2003, SB Holdings Corporation ("SBH Corp."), a subsidiary incorporated in the State of Delaware, had issued $500 million of Flexible Auction Market Preferred Stock ("FAMPS"), comprising 5,000 shares of $100,000 each, issued in six series. The dividend on half of these shares was fixed on issuance in 1996 for a seven-year period. The dividend on the other half was fixed for a five-year period which ended during 2001 and subsequently varied predominately with prevailing interest rates. SBH Corp. also had in issue $400 million of Auction Rate Preference Stock ("ARPS"), comprising

     4,000 shares of $100,000 each, issued in five series, the dividend on which also varied under conditions similar to the FAMPS described above. The preference shares represent a long-term non-equity minority interest in the GlaxoSmithKline group balance sheet in accordance with FRS 4 "Capital Instruments" and UITF33 "Obligations in capital instruments." Notice to redeem all eleven series was given in February 2004, with redemption intended to be completed in March and April 2004.

 (4) Balances in foreign currencies (including the principal amount of the notes) have been translated into pounds Sterling at exchange rates as of December 31, 2003 as follows:

L/$..................    1.79
L/euro...............    1.42
L/Yen................  192.00

 (5) All of the Eurobonds referred to in the table above are fixed rate borrowings. The interest rates shown on these fixed rate borrowings in the table above are those contracted in the borrowings before taking into account any currency swaps.

 (6) On March 10, 2004, one of our series of Floating Rate U.S. Dollar EMTNs, in the principal amount of $245,000,000, matured and was repaid.

 (7) As of December 31, 2003, contingent liabilities, comprised of guarantees, discounted bills and other items arising in the normal course of business, amounted to L236 million.

 (8) On October 23, 2002, GlaxoSmithKline plc announced plans to invest up to L4 billion buying its shares in the market. This follows the completion of the previous L4 billion program in 2002. The program covers purchases by GlaxoSmithKline plc's employee trusts relating to share option grants and other share-based incentives and purchases by GlaxoSmithKline plc of shares for cancellation. A total of L1,199 million was spent under this program prior to December 31, 2003, and an additional L234 million was spent between December 31, 2003 and March 24, 2004. This L234 million represents 21,815,000 shares in total, of which L60 million was utilized to purchase 5,590,000 shares to be held as Treasury shares.

 (9) All of the Medium Term Notes referred to in the table above have been swapped into floating rate borrowings. The interest rates shown on these fixed rate borrowings in the table above are those contracted on the borrowings before taking into account any interest rate swaps. The net effect of these agreements is to convert fixed rate liabilities with the interest rates shown above to floating rate liabilities with interest rates at a margin to the London Interbank Offered Rate.

(10) Since December 31, 2003, there have been no material changes to contingent liabilities (including guarantees).

(11) Except as disclosed in Note (6) above, there has been no material change in the loan capital outstanding, the net borrowings or indebtedness in the nature of borrowings of the GlaxoSmithKline group since December 31, 2003. In addition, except as set forth above, there has been no material change in the authorized and issued share capital and reserves of the GlaxoSmithKline group since December 31, 2003.

                            DESCRIPTION OF THE NOTES

     The following description of the particular terms of the notes offered by this prospectus supplement adds information to the description of the general terms and provisions of debt securities under the heading "Description of Debt Securities" beginning on page 8 of the accompanying prospectus.

GENERAL

     We will issue the notes pursuant to an indenture among GlaxoSmithKline plc, GlaxoSmithKline Capital Inc. and Citibank, N.A., the trustee for the notes. We will issue the 2014 notes in the aggregate principal amount of $1,500,000. The 2014 notes will mature on April 15, 2014. We will issue the 2034 notes in the aggregate principal amount of $500,000,000. The 2034 notes will mature on April 15, 2034. We will issue the notes only in book-entry form, in denominations of $1,000 and integral multiples of $1,000.

     The notes will bear interest at the annual rate shown on the cover of this prospectus supplement and will accrue interest from April 6, 2004, or from the most recent date to which interest has been paid (or provided for) to but not including the next date upon which interest is required to be paid.

     Commencing October 15, 2004, interest will be payable on the 2014 notes twice a year, on April 15 and October 15, or if such day is not a business day, the next succeeding business day, to the person in whose name a 2014 note is registered at the close of business on the April 1 or October 1 that precedes the date on which interest will be paid. Commencing October 15, 2004, interest will be payable on the 2034 notes twice a year, on April 15 and October 15, or if such day is not a business day, the next succeeding business day, to the person in whose name a 2034 note is registered at the close of business on the April 1 or October 1 that precedes the date on which interest will be paid. Interest on the notes will be paid on the basis of a 360-day year consisting of twelve 30-day months. "Business day" means any day other than a Saturday, a Sunday or a day on which banking institutions in the City of New York or London, England are authorized or obligated by law, regulation or executive order to be closed.

     The notes will be fully and unconditionally guaranteed by GlaxoSmithKline plc. If for any reason, we do not make any required payment in respect of the notes when due, whether on the normal due date, on acceleration, redemption or otherwise, GlaxoSmithKline plc will cause the payment to be made to or to the order of the trustee. You will be entitled to payment under the relevant guarantee of GlaxoSmithKline plc without taking any action whatsoever against us.

COVENANTS

     Subject to certain exceptions, if we are required to withhold or deduct any amount for or on account of any U.K. or U.S. withholding tax from any payment made on the notes, we will pay additional amounts on those payments so that the amount received by noteholders will equal the amount that would have been received if no such taxes had been applicable. See "Description of Debt Securities -- Covenants -- Payment of Additional Amounts" in the accompanying prospectus.

     As contemplated by the last paragraph under "Description of Debt Securities -- Defeasance" beginning on page 17 of the accompanying prospectus, the satisfaction of certain conditions will permit us to omit to comply with some or all of our obligations, covenants and agreements under the indenture with respect to the notes. In addition, we may omit to comply with certain covenants through covenant defeasance. We refer you to the information under "Description of Debt Securities -- Defeasance" in the accompanying prospectus for more information on how we may do this.

     Except as described in the accompanying prospectus, the indenture for the notes does not contain any covenants or other provisions designed to protect holders of the notes against a reduction in our creditworthiness in the event of a highly leveraged transaction or that would prohibit other transactions that might adversely affect holders of the notes, including, through the incurrence of additional indebtedness.

OPTIONAL MAKE-WHOLE REDEMPTION

     We may redeem the notes, in whole or in part, at our option at any time and from time to time at a redemption price equal to the greater of (i) 100% of the principal amount of the notes to be redeemed and (ii) as certified to the trustee by us, the sum of the present values of the Remaining Scheduled Payments discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 0.10%, in the case of the 2014 notes, and plus 0.15%, in the case of the 2034 notes, together with, in each case, accrued interest on the principal amount of the notes to be redeemed to the date of redemption. In connection with such optional redemption the following defined terms apply:

     - "Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity (computed as of the third business day immediately preceding that redemption date) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that redemption date;

     - "Comparable Treasury Issue" means the U.S. Treasury security selected by the Independent Investment Banker that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes. "Independent Investment Banker" means one of the Reference Treasury Dealers appointed by us to act as the "Independent Investment Banker;"

     - "Comparable Treasury Price" means, with respect to any redemption date,
       (i) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding that redemption date, as set forth in the daily statistical release designated H.15 (519) (or any successor release) published by the Federal Reserve Bank of New York and designated "Composite 3:30 p.m. Quotations for U.S. Government Securities" or (ii) if such release (or any successor release) is not published or does not contain such prices on such business day, (A) the average of the Reference Treasury Dealer Quotations for that redemption date, after excluding the highest and lowest of such Reference Treasury Dealer Quotations, or (B) if the Independent Investment Banker for the notes obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such Quotations;

     - "Reference Treasury Dealer" means each of Citigroup Global Markets Inc., J.P. Morgan Securities Inc. or Lehman Brothers Inc. and their respective successors and one other nationally recognized investment banking firm that is a Primary Treasury Dealer specified from time to time by us, provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), we shall substitute therefor another nationally recognized investment banking firm that is a Primary Treasury Dealer;

     - "Reference Treasury Dealer Quotation" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker by such Reference Treasury Dealer at 3:30 p.m., New York City time, on the third business day preceding that redemption date; and

     - "Remaining Scheduled Payments" means, with respect to each note to be redeemed, the remaining scheduled payments of the principal thereof and interest thereon that would be due after the related redemption date but for such redemption, provided, however, that, if that redemption date is not an interest payment date with respect to such notes, the amount of the next succeeding scheduled interest payment thereon will be reduced by the amount of interest accrued thereon to that redemption date.

     Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of the notes to be redeemed. Notice of redemption will be published in a daily newspaper of general circulation in the United States and we will give notice of any such redemption to any exchange on which the notes are listed. On and after any redemption date, interest will cease to accrue on the notes or any portion thereof called for redemption. On or before any redemption date, we shall deposit with a paying agent (or the trustee) money sufficient to pay the redemption price of and accrued interest on the notes to be redeemed on such date. If less than all the notes are to be redeemed, the notes to be redeemed shall be selected by the trustee by such method as the trustee shall deem fair and appropriate. The redemption price shall be calculated by the Independent Investment Banker and us, and the trustee and any paying agent for the notes shall be entitled to rely on such calculation.

FURTHER ISSUANCES

     We are initially offering the 2014 notes in the aggregate principal amount of $1,500,000,000 and the 2034 notes in the aggregate principal amount of $500,000,000. We may from time to time, without the consent of the holders of the notes, create and issue further notes having the same terms and conditions in all respects as the notes being offered hereby, except for the issue date, the issue price and the first payment of interest thereon. Additional 2014 notes issued in this manner will be consolidated with and will form a single series with the 2014 notes being offered hereby. Additional 2034 notes issued in this manner will be consolidated with and will form a single series with the 2034 notes being offered hereby.

BOOK-ENTRY SYSTEM

     We will issue the notes in the form of one or more fully registered global securities. We will deposit these global securities with, or on behalf of, The Depository Trust Company, or DTC, and register these securities in the name of DTC's nominee. Direct and indirect participants in DTC will record beneficial ownership of the notes by individual investors. The transfer of ownership of beneficial interests in a global security will be effected only through records maintained by the depositary or its nominee, or by participants or persons that hold through participants.

     Upon receipt of any payment in respect of a global security, the depositary or its nominee will immediately credit participants' accounts with amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown in the records of the depositary or its nominee. Payments by participants to owners of beneficial interests in a global security held through participants will be governed by standing instructions and customary practices and will be the responsibility of those participants.

     DTC holds securities of institutions that have accounts with it or its participants. Through its maintenance of an electronic book-entry system, DTC facilitates the clearance and settlement of securities transactions among its participants and eliminates the need to deliver securities certificates physically. DTC's participants include securities brokers and dealers, including the underwriters of this offering, banks, trust companies, clearing corporations and other organizations. DTC is owned by a number of its participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and NASD, Inc. Access to DTC's book-entry system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. DTC agrees with and represents to its participants that it will administer its book-entry system in accordance with its rules and bylaws and requirements of law. The rules applicable to DTC and its participants are on file with the Commission.

     DTC has advised us and the underwriters that it is a limited-purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of the New York banking law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered under the provisions of Section 17A of the Exchange Act.

CONCERNING THE TRUSTEE

     Citibank, N.A., the trustee for the notes, is an affiliate of Citigroup Global Markets Inc., one of the underwriters for the notes.

CUSIP AND ISIN

     For the 2014 notes, the CUSIP number is 377372 AA 5 and the ISIN code is US377372AA59. For the 2034 notes, the CUSIP number is 377372 AB 3 and the ISIN code is US377372AB33.

                           INCOME TAX CONSIDERATIONS

     The following discussion summarizes certain U.S. federal income and estate and U.K. tax considerations that may be relevant to you in connection with your ownership of the notes, if you purchase the notes at original issuance. This summary is based on laws, regulations, rulings and decisions now in effect in the United States and on laws and regulations in effect in the United Kingdom and may change. Any change could apply retroactively and could affect the continued validity of this summary.

     The summary does not describe all of the tax considerations that may be relevant to you or your situation, particularly if you are subject to special tax rules. You should consult your own tax advisor to determine your particular tax consequences in respect of the purchase, ownership or disposition of the notes.

     The summary in respect of U.K. tax considerations does not deal with the position of certain classes of noteholders, such as dealers, and relates only to those persons who are the absolute beneficial owners of the notes and who hold the notes as an investment.

UNITED STATES TAXATION

     In general, a United States person who holds notes or owns a beneficial interest in the notes will be subject to United States federal taxation. You are a United States person for U.S. federal income tax purposes if you are:

     - a citizen or resident of the United States or its territories, possessions or other areas subject to its jurisdiction,

     - a corporation, partnership or other entity organized under the laws of the United States or any political subdivision,

     - an estate, the income of which is subject to United States federal income taxation regardless of its source or

     - a trust if (i) a United States court is able to exercise primary supervision over the trust's administration and (ii) one or more United States persons have the authority to control all of the trust's substantial decisions.

  UNITED STATES PERSONS

     If you are a United States person, the interest you receive on the notes will generally be subject to United States taxation and will be considered ordinary interest income on which you will be taxed in accordance with the method of accounting that you use for tax purposes. When you sell, exchange or otherwise dispose of the notes (including pursuant to our optional redemption of the notes), you generally will recognize gain or loss equal to the difference between the amount you realize on the transaction and your tax basis in the notes. You will also recognize gain or loss, as described further below, if GlaxoSmithKline plc or another subsidiary of GlaxoSmithKline plc (the "GSK entity") assumes the obligations of GlaxoSmithKline Capital Inc. as described under "Description of Debt Securities -- Substitution of Issuer" in the accompanying prospectus. Your tax basis in a note generally will equal the cost of the note to you. If you are an individual and the note being sold, exchanged or otherwise disposed of is a capital asset held for more than one year, you may be eligible for reduced rates of taxation on any capital gain realized. Your ability to deduct capital losses is subject to limitations.

  SUBSTITUTION OF GLAXOSMITHKLINE CAPITAL INC. AS ISSUER

     For U.S. federal income tax purposes, an assumption by a GSK entity of all the rights and obligations of GlaxoSmithKline Capital Inc., as described under "Description of Debt Securities - Substitution of Issuer" in the accompanying prospectus, would generally be treated as a deemed taxable exchange of notes for new notes issued by such GSK entity. You will generally recognize capital gain or loss in an amount equal to the difference between the issue price, as described below, of the new notes and your adjusted tax basis in the notes, as described above.

     The issue price of the new notes will depend on whether the new notes or the notes are considered to be "traded on an established market." Each of the notes and the new notes will be considered to be traded on an established market if, at any time during the 60-day period ending 30 days after the issue date of the new notes (i) the notes or the new notes are traded on certain stock exchanges, including the London Stock Exchange, (ii) the notes or the new notes, as the case may be, appear on a system of general circulation (including computer listings disseminated to subscribing brokers, dealers or traders) that provides a reasonable basis to determine fair market value by disseminating either recent price quotations (including rates, yields or other pricing information) of one or more identified brokers, dealers or traders or actual prices (including rates, yields or other pricing information) of recent sales transactions or (iii) price quotations are readily available from dealers, brokers or traders. If the new notes are listed on the London Stock Exchange, the new notes would be traded on an established market and, accordingly, the issue price of the new notes would be their fair market value on their issue date (determined by reference to their trading price at such time). If the new notes are not listed on the London Stock Exchange and the notes are listed, the notes would be traded on an established market and the issue price of the new notes would be the fair market value of the notes on the issue date of the new notes (determined by reference to the trading price of the notes at such time). Depending on their issue price, the new notes may be issued with original issue discount (or "OID") or premium for U.S. federal income tax purposes. Subject to a de minimis exception, the amount of OID, if any, would be equal to the excess of the stated principal amount of the new notes over the issue price of the new notes and generally would be includible in income over the term of the new notes on a constant yield basis. The amount of premium, if any, would be equal to the excess of the issue price of the new notes over the stated principal amount of the new notes, and you could elect to amortize any such premium under a constant yield method as an offset to interest income on the new notes. Any such election would apply to all obligations owned or acquired by you in that taxable year and all subsequent taxable years and could not be revoked without the permission of the IRS. If neither the notes nor the new notes are traded on an established market, the issue price of the new notes will be their stated principal amount (and the new notes will not be issued with original issue discount or premium). You should consult your own tax advisor regarding the tax consequences of such a deemed taxable exchange in the event that there is a substitution of issuers.

  NON-UNITED STATES PERSONS

     Under current United States federal income and estate tax law,

     (a) if you are not a United States person, payment on a note by GlaxoSmithKline Capital Inc. or any paying agent to you will not be subject to withholding of United States federal income tax, provided that, with respect to payments of interest, (i) you do not actually or constructively own 10 percent or more of the combined voting power of all classes of stock of GlaxoSmithKline Capital Inc. and are not a controlled foreign corporation related to GlaxoSmithKline Capital Inc. through stock ownership and (ii) the beneficial owner provides a statement signed under penalties of perjury that includes its name and address and certifies that it is not a United States person in compliance with applicable requirements (or satisfies certain documentary evidence requirements for establishing that it is not a United States person);

     (b) if you are not a United States person, you will not be subject to United States federal income tax on gain realized on the sale, exchange or redemption of the note, unless (i) such gain is effectively connected with your conduct of a trade or business in the United States or (ii) in the case of gain realized by you if you are an individual holder, you are present in the United States for 183 days or more in the taxable year of the sale and either (A) such gain or income is attributable to an office or other fixed place of business maintained in the United States by you or (B) you have a tax home in the United States; and

     (c) a note will not be subject to United States federal estate tax as a result of the death of a holder who is not a citizen or resident of the United States at the time of death, provided that such holder did not at the time of death actually or constructively own 10 percent or more of the combined voting power of all classes of stock of GlaxoSmithKline Capital Inc. and, at the time of such holder's death, payments of interest on such note would not have been effectively connected with the conduct by such holder of a trade or business in the United States.

     For purposes of applying the rules set forth under this heading "-- United States Taxation -- Non-United States Persons" to an entity that is treated as fiscally transparent (e.g., a partnership) for U.S. federal income tax purposes, the beneficial owner means each of the ultimate beneficial owners of the entity.

  INFORMATION REPORTING AND BACKUP WITHHOLDING

     The paying agent must file information returns with the United States Internal Revenue Service in connection with payments on the notes made to certain United States persons. If you are a United States person, you generally will not be subject to U.S. backup withholding tax on such payments if you provide your taxpayer identification number to the paying agent. You may also be subject to information reporting and backup withholding tax requirements with respect to the proceeds from a sale of the notes. If you are not a United States person, in order to avoid information reporting and backup withholding tax requirements you may have to comply with certification procedures to establish that you are not a United States person.

U.K. TAXATION

  PAYMENTS OF INTEREST

     Payments of interest on the notes will be exempt from withholding or deduction for or on account of U.K. tax under the provisions of U.K. tax law relating to "quoted Eurobonds" as long as the notes continue to be listed on a "recognized stock exchange" within the meaning of section 841 of the Income and Corporation Taxes Act 1988. The London Stock Exchange is recognized for these purposes. Accordingly, interest payments made on the notes, whether in global or definitive form, will be payable without withholding or deduction for or on account of U.K. income tax provided the notes are listed on a "recognized stock exchange."

     If the notes cease to be listed on a "recognized stock exchange," interest may, if found to have a U.K. source, be paid after deduction of U.K. tax at the rate, currently, of 20%, although if you are eligible for the benefits of a relevant tax treaty you may be entitled to a reduced rate of withholding. Currently, a U.S. holder of debt securities who is eligible for benefits under the Convention between the United States and the United Kingdom for the Avoidance of Double Taxation which came into force on March 31, 2003, and has effect in relation to tax withheld on interest from May 1, 2003 would be entitled to receive payments of interest free of U.K. withholding tax and may be able to obtain a direction to that effect from the Inland Revenue. However, a direction will only be issued on prior application to the Inland Revenue.

     To the extent that payments of interest on a note constitute U.K. source income for U.K. tax purposes they will remain subject to U.K. income tax (in respect of individual noteholders) and U.K. corporation tax (in respect of corporate noteholders) by direct assessment even where paid without deduction of any U.K. withholding tax. However, where the interest is paid without deduction of any U.K. withholding tax, the interest will not be assessed to U.K. tax in the hands of holders of notes who are not resident (or, in the case of individuals only, not ordinarily resident) in the United Kingdom for tax purposes, except where such persons carry on a trade, profession or vocation in the United Kingdom through a U.K. permanent establishment (in the case of individuals through a branch or agency) to which the holding of the notes is attributable, in which case (subject to exemptions for interest received by certain categories of agent) tax may be levied on the U.K. permanent establishment or on the branch or agency.

     As indicated under "Description of Debt Securities -- Covenants -- Payment of Additional Amounts" in the accompanying prospectus, holders of notes should note that the provisions relating to additional amounts would not apply if the Inland Revenue sought to assess directly the person entitled to the relevant interest to U.K. tax. However exemption from, or reduction of, such U.K. tax liability might be available under an applicable tax treaty.

  PURCHASE, SALE AND RETIREMENT OF DEBT SECURITIES

     If you are an individual, you will not be liable for U.K. taxation on capital gains realized on the sale or other disposal or redemption of a note unless you are resident or ordinarily resident in the United Kingdom for tax purposes, or you carry on a trade, profession or vocation in the United Kingdom through a branch or agency and such note is or has been used or acquired for the purpose of such trade, profession or vocation, or such branch or agency.

     Under the U.K. loan relationships legislation, certain corporate investors holding the notes will be charged to U.K. corporation tax on income, depending on their "authorized" accounting method, on any accruing premium, discount or gain as well as accruing interest during the period of ownership. If you are an individual you will not be taxed under these provisions. If you are not a corporation which is a U.K. resident for tax purposes you will not be subject to this legislation unless you are carrying on a trade or business through a permanent establishment in the United Kingdom and you hold the notes in connection with such trade or business.

  U.K. STAMP TAXES IN RELATION TO DEBT SECURITIES

     No U.K. Stamp Duty or Stamp Duty Reserve Tax is payable on the issue or the transfer of the global note, provided that interest paid on the note represents a reasonable commercial return.

  EU SAVINGS DIRECTIVE

     On June 3, 2003, the European Council of Economics and Finance Ministers adopted a Directive on the taxation of savings income under which Member States will be required, if a number of important conditions are met and from a date not earlier than January 1, 2005, to provide to the tax authorities of another Member State details of payments of interest (or similar income) paid by a person within its jurisdiction to an individual resident in that other Member State, except that, for a transitional period, Austria, Belgium and Luxembourg will instead be required (unless during that period they elect otherwise) to operate a withholding system in relation to such payments (the ending of such transitional period being dependent on the conclusion of certain other agreements relating to information exchange with certain other countries).

  U.K. INHERITANCE TAX IN RELATION TO DEBT SECURITIES

     A note held by an individual whose domicile is determined to be the United States for purposes of the United States-United Kingdom Double Taxation Convention relating to estate and gift taxes (the "Estate Tax Treaty") and who is not for such purposes a national of the United Kingdom will not, provided any U.S. federal estate or gift tax chargeable has been paid, be subject to U.K. inheritance tax on the individual's death or on a lifetime transfer of a note except in certain cases where the note (i) is comprised in a settlement (unless, at the time of the settlement, the settlor was domiciled in the United States and was not a national of the United Kingdom), (ii) is part of the business property of a U.K. permanent establishment of an enterprise, or (iii) pertains to a U.K. fixed base of an individual used for the performance of independent personal services. In such cases, the Estate Tax Treaty generally provides a credit against U.S. federal tax liability for the amount of any tax paid in the United Kingdom in a case where the note is subject both to U.K. inheritance tax and to U.S. federal estate or gift tax.

  PAYMENT BY GLAXOSMITHKLINE PLC AS GUARANTOR

     As a matter of U.K. tax law, it is possible that payments made by GlaxoSmithKline plc as guarantor would be subject to withholding on account of U.K. tax. This withholding would be subject to any claim which would be made under any applicable double tax treaty.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an underwriting agreement dated March 30, 2004, we have agreed to sell to the underwriters named below, for whom Citigroup Global Markets Inc., J.P. Morgan Securities Inc. and Lehman Brothers Inc. are acting as representatives, the following respective principal amounts of the notes:

                                                      PRINCIPAL AMOUNT   PRINCIPAL AMOUNT OF
UNDERWRITER                                            OF 2014 NOTES         2034 NOTES
-----------                                           ----------------   -------------------
Citigroup Global Markets Inc........................   $  430,000,000       $143,334,000
J.P. Morgan Securities Inc..........................      430,000,000        143,333,000
Lehman Brothers Inc.................................      430,000,000        143,333,000
Credit Suisse First Boston LLC......................       75,000,000         25,000,000
Deutsche Bank Securities Inc........................       75,000,000         25,000,000
ABN AMRO Incorporated...............................       15,000,000          5,000,000
HSBC Securities (USA) Inc...........................       15,000,000          5,000,000
Mizuho International plc............................       15,000,000          5,000,000
Royal Bank of Scotland plc..........................       15,000,000          5,000,000
                                                       --------------       ------------
  Total.............................................   $1,500,000,000       $500,000,000
                                                       ==============       ============

     The underwriting agreement provides that the underwriters are obligated to purchase all of the notes if any are purchased. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering of notes may be terminated.

     The underwriters propose to offer the notes initially at the public offering price on the cover page of this prospectus supplement and to selling group members at that price less a selling concession of 0.275% of the principal amount per 2014 note and 0.500% of the principal amount per 2034 note. The underwriters and selling group members may allow a discount of 0.125% of the principal amount per 2014 note and 0.125% per principal amount per 2034 note on sales to other broker-dealers. After the initial public offering, the underwriters may change the public offering price and concession and discount to broker-dealers.

     We estimate that our out-of-pocket expenses for this offering will be approximately $370,000.

     The notes are a new issue of securities with no established trading market. One or more of the underwriters intends to make a secondary market for the notes. However, they are not obligated to do so and may discontinue making a secondary market for the notes at any time without notice. No assurance can be given as to how liquid the trading market for the notes will be.

     Each underwriter has agreed that it will not offer or sell, directly or indirectly, any of the notes in any jurisdiction where such offer or sale is not permitted. Each underwriter has also represented and agreed that:

     - it has not offered or sold and, prior to the expiration of the period of six months from the closing date for the issuance of the notes, will not offer or sell any notes to persons in the United Kingdom, except to those persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments, as principal or agent, for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom for purposes of the Public Offers of Securities Regulations 1995;

     - it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000, or FSMA, with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom; and

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     - it has only communicated or caused to be communicated and it will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of FSMA does not apply to GlaxoSmithKline Capital Inc. or GlaxoSmithKline plc.

     We have agreed to indemnify the underwriters against liabilities under the Securities Act of 1933, as amended, or contribute to payments that the underwriters may be required to make in that respect.

     In the ordinary course of their respective businesses, the underwriters and their affiliates have engaged, and in the future may engage, in commercial banking and/or investment banking transactions with us and our affiliates. Citibank, N.A., the trustee for the notes, is an affiliate of Citigroup Global Markets Inc., one of the underwriters for the notes.

     In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

     - Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

     - Over-allotment involves sales by the underwriters of notes in excess of the principal amount of notes the underwriters are obligated to purchase, which creates a syndicate short position.

     - Syndicate covering transactions involve purchases of notes in the open market after the distribution has been completed in order to cover syndicate short positions.

     - Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the notes originally sold by such syndicate member are purchased in a stabilizing or a syndicate covering transaction to cover syndicate short positions.

     These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the notes or preventing or retarding a decline in the market price of the notes. As a result, the price of the notes may be higher than the price that might otherwise exist in the open market. These transactions, if commenced, may be discontinued at any time.

     We expect that delivery of the notes will be made against payment therefor on or about April 6, 2004, which is the fifth business day after the date hereof. Under Rule 15c6-1 of the Securities Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date hereof or the next following business day will be required, by virtue of the fact that the notes initially will not settle in T+3, to specify an alternative settlement cycle at the time of such trade to prevent a failed settlement and should consult their own advisor.

                                    EXPERTS

     Our consolidated financial statements incorporated into this prospectus supplement, and the registration statement of which the prospectus is a part, by reference to our annual report on Form 20-F for the year ended December 31, 2003, have been so incorporated in reliance on the report (which contains an explanatory paragraph to reference Note 36 to the consolidated financial statements that describes the financial statement impacts of the differences in generally accepted accounting principles in the United Kingdom as compared with those in the United States) of PricewaterhouseCoopers LLP, independent chartered accountants and registered auditors, given on their authority as experts in auditing and accounting.

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